Exhibit 4.56

SUPPLEMENTAL AGREEMENT

TO

ONLINE GAME LICENSE AGREEMENT

This SUPPLEMENTAL AGREEMENT TO ONLINE GAME LICENSE AGREEMENT ( the “Agreement”) is made and entered into on this 18th day of August, 2015 (the “Effective Date”) by and between:

Gravity Co. Ltd., a corporation duly organized and validly existing under the laws of the Republic of Korea (“Korea”) and having its principal place of business at R&D Tower 15F, Nuritkum Square, 396 Worldcup Buk-ro, Mapo-Gu, Seoul, Korea (“Gravity”); and

Shanghai The Dream Network Technology Co., Ltd. (in Chinese“ ”), a corporation duly organized and validly existing under the laws of the People’s Republic of China (“China”) and having its principal place of business at 2F Building B, No. 2453 Wanhangdu Road, Changning District, Shanghai, China (“Dream Square”);

Gravity and Dream Square shall be referred to collectively as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, The Parties entered into the ONLINE GAME LICENSE AGREEMENT on 15th day of January, 2015 (“Original Agreement”) to distribute a localized version of Ragnarok online 2 for use in in China;

WHEREAS, the Parties hereby desire to alter the way of cooperation. Dream Square desires to develop the Game (as defined hereinafter) based on Ragnarok online 2 and to distribute the Game in China instead of distributing and operating the localized version of Ragnarok online 2 in China. Gravity desires to grant to Dream Square the aforementioned right and to alter the license in Original Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the Parties hereto agree as follows:

ARTICLE 1: DEFINITIONS

For the purpose of clarification, the terms defined in the Original Agreement shall have the meaning only under the Original Agreement, and shall not be used in this Agreement unless the terms redefined hereunder.

The terms defined in this Article shall have the meaning ascribed to them herein whenever they are used in this Agreement, unless otherwise clearly indicated by the context.

“Affiliate(s)” with respect to a corporation, partnership or other entity, shall mean each such other corporation, partnership or other entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such corporation, partnership or other entity.

“Agreement” shall have the meanings set forth in the introductory section of this agreement, and all annexes, amendments and supplements hereto.

“Business Day” shall be any day of the week other than a Saturday, Sunday or a legal holiday upon which banks in Korea and China are open for business.

“Close Beta Test” shall mean the secured and non-public testing of the beta version of the Game by a select group of the End Users prior to the Open Beta Test, which is to be performed by Dream Square or its sub-licensee in the Territory.

“Confidential Information” shall mean all materials, know-how, software or other similar types of information including proprietary information and materials regarding a Party’s technology, products, business information or objectives, including the software for the Game and Technical Information as defined in this Agreement, as well as all information which is designated as confidential in writing by the providing Party or which is the type that is customarily considered to be confidential information by persons engaged in similar activities.

“Commercial Launch” shall mean the Game is commercially launched by Dream Square or Sub-licensee and start charging from the End Users directly or indirectly in the Territory. and “Commercial Launch Date” means the exact date of the Commercial Launch of the Game in the Territory.

“Content” means the name of the Game, storylines, characters, names, symbols, titles, logos, artwork, music and sound, game concept, designs, visual representations and likenesses, worlds, and universe of the Game.

“Distribution Cost” shall mean all fees paid to payment gateways and/or the amount of discounts provided to thirty party distributors other than Sub-licensee from the face value in connection with their payment collection and distribution services relating to the Game, and the authorized cost and/or fees deducted from the Gross Revenue by authorized distributors other than Sub-licensee in accordance with applicable license and distribution agreements

“End Users” shall mean individual users of the Game, located in the Territory, who are offered or provided access to the Game through a game service system established and operated by Dream Square or Sub-licensee.

“Game” shall mean the Simplified Chinese language version of a massively multiplayer online role-playing game for use on personal computers operating on the Microsoft Windows Operating System(“MMORPG”) developed by Dream Square based on the Original Game (together with its Updates) and the Licensed Property, which has a client for End User to download it on personal computers and access the Game and shall further be defined as including any modified or advanced version of the Game developed by Dream Square for error correcting, updating, or debugging purpose, under the same title. Any subtitled version, series or Sequel to the Game, or other language version of the Game, or other type or genre of the Game including but not limited to mobile game, arcade game, video game, social network game, and other genre of online game than MMORPG which may be developed or distributed by Gravity shall be clearly excluded from the scope of the Game. Dream Square may use “Ragnarok” or “ ” as the name or the part of the name of the Game, provided that the name of the Game shall be agreed between the Parties, and the use of such name shall be distinguished from the name of other licensee’s games using “Ragnarok” or “ ” as the name or the part of the name of game under the license agreement with Gravity.

“Game Services” shall mean underlying and supporting game services (including, but not limited, to web portals, customer support, billing, quality assurance, technical support, live operations, network operations, online customer relations, account support, and other personnel and/or elements) necessary to permit End Users to enjoy the Game.

“Gross Revenues” shall mean

(1) in case of servicing the Game to End Users by Dream Square, total revenue arising from or related to selling, distributing, operating and providing the Game and/or service, or other business activities related to the Game and/or service within the Territory including but not limited the sale of game points that are purchased or recharged, whether online or offline by means of prepaid card purchase, online payment or otherwise, by End Users. However, the amount refunded to End User and any other revenue of the Game that was recognized by Dream Square but has not been actually collected shall not be included in the Gross Revenues.

(2) in case of servicing the Game to End Users by Sub-licensee, the license fees, minimum guaranteed royalties, royalties and any other amount that Dream Square receives from such Sub-Licensee in consideration of licensing.

“Intellectual Property” or “Intellectual Property Rights” shall mean all patents, designs, utility models, copyrights, know-how, trade secrets, trademarks, service mark, trade dress and any other intellectual property rights, whether registered or not.

“Licensed Property” shall mean:

all the content, elements, components, Technical information and Intellectual Property of the Original Game and any other game of the game series under the “Ragnarok” trademark, including, without limitation, source code, any artworks, music and sound, logos, trademarks and other marks, words, scripts, titles, compositions and lyrics of the music, characters, storyboards, storylines, game concept, designs, models, videos, visual representations and likeness, the promotion materials (except for the source code of the Korean language version of the prequel of the Original Game(“RO1”) ).

“MG (Minimum Guarantee)” shall mean the minimum royalty paid by the Dream Square to Gravity. “MG” shall be paid to the Gravity at the time specified in 5.2, and deducted from the royalty that will be paid by Dream Square.

“Net Revenue” shall mean:

(1)	in case of servicing the Game to End Users by Dream Square, the applicable Gross Revenue less the Distribution Cost in the Territory.

(2)	in case of servicing the Game to End Users by Sub-licensee, Gross Revenue.

“Open Beta Test” shall mean the secured testing of the beta version of the Game by offering the Game to the general public for trial for a limited period of time prior to the Commercial Launch Date of the Game, which is to be performed by Dream Square or other distributors authorized by Dream Square in the Territory.

“Original Game” shall mean the Korean language version of massively multiplayer online role-playing game(“MMORPG”) known as “Ragnarok online 2” and shall further be defined as including any modified or advanced version of the Original Game distributed by Gravity for error correcting, updating or debugging purpose, under the same title. Any subtitled version, series or Sequel to the Original Game, or other language version of the Original Game, or other type or genre of the Original Game including but not limited to mobile game, arcade game, video game, social network game, and other genre of online game than MMORPG which may be developed or distributed by Gravity shall be clearly excluded from the scope of the Original Game.

“Parties” and “Party” shall mean Gravity and Dream Square collectively and individually, respectively.

“Publishing Rights” shall mean the rights to do the following;

(a)	To provide the Game Services to End Users;

(b)

To generate, promote, market, and use the Game, and in connection therewith, copy and use the textual, sound and/or graphical content pertaining to the Game, including the characters, stories and sound recordings, on marketing collateral;

(c)	To install, copy (object code only) and use the Game for the purpose of operating, maintaining, and distributing the Game;

(d)	To sublicense any third party to publish, operate, market, use the Game on its platform.

“Sequel” shall mean any new MMORPG game based on the Game or the Original Game that (i) reflects a substantially different gameplay than the Game or the Original Game, (ii) does not interoperate with the existing the Game or the Original Game, (iii) is capable of being played as a MMORPG game separate and apart from the Game or the Original Game, and (iv) is commercially launched as a separate MMORPG game apart from the the Game or the Original Game.

“Sublicensing” shall mean a license granting a portion or all of the rights, to a third party (“Sub-licensee”) by Dream Square, which has been granted to Dream Square under this Agreement. When used as a verb, “Sublicense” means to engage in Sublicensing.

“Technical information” shall mean the software including, without limitation, source code of the Game and/or the Original Game, know-how, data, test result, layouts, artwork, processes, scripts, concepts and other technical information on or in relation to the Game and/or the Original, and the installation, operation, maintenance, service and use thereof.

“Territory” shall mean Mainland China.

“Update” shall mean software updates, enhancements, patches, improvements or updates to the Game.

ARTICLE 2: GRANT OF LICENSE

2.1

Gravity hereby grants to Dream Square, and Dream Square hereby accepts from Gravity, under the terms and conditions set forth in this Agreement, an exclusive license and right (a) to use the Licensed Property to develop, promote and market the Game for the service of the Game in the Territory; and (b) to market, host, operate, publish, distribute and grant End Users in the Territory access to the Game during the Term; and(c) to sublicense all or part of the Publishing Rights for the service of the Game in the Territory. If Gravity or Dream Square wishes to publish the Game out of the Territory, the Parties shall negotiate in good faith and reach an amendment to this Agreement, and a written publishing agreement out of the Territory should be signed among the Parties and the distributor. For avoidance of doubt, any provision of this Agreement shall not preclude or restrict Gravity’s rights to develop, operate, distribute, market, use or license (i) any and all kinds of games based on the Original Game for territories other than the Territory and/or (ii) any other genre or kinds of game different from the Game for the service of games in the Territory.

During the Term, Gravity shall not develop or license others to develop, distribute or operate, directly or indirectly, any other massively multiplayer role-playing online game (except for the web-browser game without client and the Prequel or Sequel of the Original Game) based on any part of the Game for the service in the Territory.

2.2

Within the Territory, Dream Square may publish, market, operate, and make the Game available to authorized End Users within the Territory through an authorized Sub-licensee provided that Dream Square shall be able to enter Sub-licensing agreement with Sub-licensee after receipt of prior written approval from Gravity regarding such license agreement.

2.3

The Licensed Property shall be delivered to Dream Square by Gravity through secured FTP together with Email for use in accordance with the terms hereunder within 15 days after receiving a requiring list of the Licensed Property from Dream Square. Furthermore, Gravity shall provide the Licensed Property in time according to the requests of Dream Square during the development and distribution process. The Licensed Property will be used on an exclusive basis in accordance with Article 2.1, in the development, operation, distribution, and marketing of the Game by means of, including without limitation, reproduction, alteration, translation, modification, displaying, being embodied into the Game or marketing materials.

2.4

During the Term of this Agreement, in the event that Dream Square desires to use the Licensed Property to develop Sequel of the Game, Dream Square has the right of first refusal to get an license from Gravity to develop such Sequel on an non-exclusive basis and service such developed Sequel on an exclusive basis in the Territory.

2.5

Gravity hereby agrees that the trademarks registered or applied by Gravity or other Intellectual Property Rights in connection with the Licensed Property may be used in the marketing of the Game and be used to produce and sell derivative products by Dream Square and its authorized Sub-licensee, provided that Gravity’s prior written permission shall be needed in case of (1) using Intellectual Property Rights of the Licensed Property other than the Original Game or (2) using Intellectual Property Rights of the Licensed Property for selling such derivative products. For clarification, the trademarks registered or applied by Gravity may be used by Dream Square and its authorized Sub-licensee on a non-exclusive basis.

2.6	During the Term, Gravity shall not (and shall not permit, grant, or license any third party the right to) market, promote, copy, display, use, distribute, publish, operate, and sell the Game.

2.7	Dream Square has the right to develop collateral materials and assets to be used in connection with the marketing, commercial release and distribution of the Game in the Territory

ARTICLE 3: DEVELOPMENT LOCALIZATION AND OPERATION

3.1

Dream Square shall develop the Game: including its updates at its own costs and responsibility: including concept, design, gameplay ideas, QA, and gameplay testing, and shall provide ongoing contents and support after Commercial Launch.

3.2

Dream Square shall start the Commercial Launch of the Game within 18 months after the Effective Date. Dream Square is entitled to outsource some or all of the non-core development work of the Game, including without limitation artwork.

3.3	Dream Square or its authorized Sub-licensee shall perform the following functions in the Territory, using such standard practices, methods and techniques:

3.3.1

Dream Square or its authorized Sub-licensee shall be responsible for the marketing, promotion and distribution of the Game and related Game Services within the Territory, and may submit the Game to the third party platform operators.

3.3.2

Dream Square or its authorized Sub-licensee shall provide game support (including without limitation online in-game support), offline phone support, and email support to End Users within the Territory.

3.3.3

Dream Square or its authorized Sub-licensee shall be responsible for billing, collection and support requirements of the Game Services, including, without limitation, operating and maintaining a secure billing system to establish new End User accounts, authenticate user names/passwords, and maintain billing records.

3.3.4

Dream Square or its authorized Sub-licensee shall provide comprehensive installation and maintenance support to End Users to assist them in their use of the Game including but not limited to Dream Square’s maintenance contact window, on-line customer services, sufficient outbound bandwidth and circuits for operating business under this Agreement, and game servers required for online game operation.

3.4

Pricing for the Game shall be determined by Dream Square at its sole discretion, provided, however, that the Price for the Game shall not be unreasonably low or free compared to the market value thereof without prior agreement with Gravity.

Dream Square may provide End Users with such number of free game points and free accounts (“Free Use”) as may be reasonably necessary in the Game, for the purposes of the promotion, operation and advertisement of the Game, and may offer the Game a limited number of potential End Users for no charge during beta testing, and such offer shall not be subject to the royalty obligations under ARTICLE 5.

ARTICLE 4: INTELLECTUAL PROPERTY RIGHT

4.1

Dream Square acknowledges and agrees that it shall not acquire any Intellectual Property Rights or other rights in the Original Game, except solely for the license expressly granted hereunder. Dream Square further acknowledges and agrees that Gravity shall be the copyright owner of the Game, and its use of the Games and any Intellectual Property Rights thereto pursuant to this Agreement shall inure solely to the benefit of Gravity. Provided, however, that Dream Square is entitled to register itself as the owner of the Game in China. As between the Parties, the Game shall still be the sole and exclusive property of Gravity. Dream Square agrees that it will not make any use of the Game upon the expiration or termination of this Agreement, and Gravity agrees that will not make any use of the source code of the Game during the Term. For the purpose of clarification, Gravity, after the termination or expiration of this Agreement, shall freely use and exploit the Game as a sole and exclusive owner.

4.2

In the process of developing or distributing the Game, all the Intellectual Properties and materials developed by or for Dream Square which be developed without any contribution of the Licensed Property shall be the exclusive properties of Dream Square and, upon the expiration or termination of this Agreement, will be freely used by Dream Square without getting any approval.

4.3

Dream Square agrees to promptly notify Gravity of any activities or threatened activities of any person of which it becomes aware which may constitute an infringement, illegal use or misuse of the Intellectual Property Rights of Gravity. Dream Square shall use its commercially reasonable efforts to enforce or obtain protection of the Intellectual Property Rights with respect to the Game in the Territory during the Term of this Agreement and such best efforts shall include but not be limited to, taking all lawful actions necessary to shut down any servers operated by unauthorized third parties that provide End Users access to the Server Software. Reasonable out-of-pocket costs and expenses incurred pursuant to this Article 4.3 shall be borne by Dream Square. Gravity will provide necessary authorization certificate for the foregoing license.

ARTICLE 5: PAYMENT AND TAXES

5.1	In consideration of all the rights granted to Dream Square hereunder, Dream Square shall pay Minimum Guarantee and Royalty Fee to Gravity as specified in this Article 5.

5.2	Dream Square shall pay to Gravity Minimum Guarantee of One and a half Million U.S dollars (USD $1,500,000) according to the following schedule:

(1)	One Million U.S dollars (US$1,000,000) within thirty Business Days after the Effective Date of this Agreement upon Dream Square’s receipt of a written invoice in such amount from Gravity;.

(2)	A half million U.S dollars (US$500,000) within thirty Business Days after the date of Close Beta Test in the Territory upon Dream Square’s receipt of a written invoice in such amount from Gravity.

Minimum Guarantee shall be credible against the amount of Royalty Fee which may accrue under this Agreement during the Two (2) years term commencing on Commercial Launch Date(the “First Term”),, and Dream Square only have to pay Gravity actual incremental Royalty Fee earned over the amount of the Minimum Guarantee for the First Term generated in connection with the Game in the Territory.

5.3

In consideration of all the rights granted to Dream Square hereunder, Dream Square shall pay to Gravity a royalty of Twenty percent (20%) of the Net Revenue after which have been actually received by Dream Square in the Territory (“Royalty Fee”). Once the accumulated sum of Gross Revenue from the Commercial Launch Date exceeds RMB 200,000,000(two hundred million yuan), Dream Square shall pay Gravity Twenty-five percent (25%) of the Net Revenue as the Royalty Fee for the excess amount of Gross Revenue over RMB 200,000,000.

5.4

All payments of Royalty Fee (the “Royalty Payments”) shall be computed by Dream Square on a monthly basis, and shall be due and payable by wire transfer to a bank account designated by the Gravity within thirty (30) Business Days after received by Dream Square from the distributors and receipt of the Gravity’s invoice therefore. The local currency to U.S. dollar exchange rate for purpose of calculating the Net Revenue or Royalty Fee shall be the average of the selling and buying rates of the last Business Day of such month as reported by the People’s Bank of China based upon the 12:00 noon (Beijing time).

The Royalty Payment shall not be paid until the accumulated Royalty Fees paid to Gravity reaches the amount of the accumulated Minimum Guarantee paid to Gravity. For the avoidance of doubt, Dream Square shall only pay the balance between the accumulated Royalty Payment and the accumulated Minimum Guarantee paid to Gravity if the accumulated Royalty Fee payable by Dream Square exceeds the accumulated Minimum Guarantee paid to Gravity by then.

5.5

Dream Square shall also provide Gravity with a royalty report for the Territory on a monthly basis (“Monthly Report”) within Fifteen (15) days after the end of the applicable month. Each Royalty Report shall contain detailed information concerning the calculation of Gross Sales Amount for the applicable month.

5.6

All payments hereunder are tax inclusive and each party is responsible for its own tax duties. If any relevant tax authorities in the Territory require Dream Square to withhold the withholding tax on the payments to Gravity, Dream Square is allowed to withhold such tax from such payments. In the event that any amount is withheld for the tax payment under this Article 5.6, Dream Square shall inform Gravity of such payment and provide Gravity with a certification issued by the relevant tax authorities with respect to the relevant payment.

5.7	Any and all payments under this Agreement by Dream Square to Gravity shall be made in US Dollars and by wire transfer to the following bank account, unless otherwise notified:

Name of Bank: KOOKMIN BANK SANG-AM BRANCH

Account Number: 112668-06-100063

Beneficiary: Gravity Co. Ltd.,

Swift Code: CZNBKRSE

ARTICLE 6: REPRESENTATIONS; INDEMNIFICATION

6.1	Representations and Warranties by Gravity.

6.1.1	Gravity is a company duly incorporated and validly existing as a company in good standing under the laws of Korea.

6.1.2

This Agreement has been duly authorized by Gravity and, when executed and delivered by the Parties, will constitute a valid and legally binding agreement of Gravity, it is not necessary that this Agreement be filed or recorded with any court or other authority in Korea or that any tax except for stamp tax be paid on or in respect of this Agreement or any other documents to be furnished hereunder.

6.1.3

Compliance by Gravity with all of the provisions of this Agreement and the consummation of the transactions contemplated hereby will not (i) result in any violation of the provisions of the constituent documents of Gravity or (ii) to the best of Gravity’s knowledge result in any violation of any applicable statute or any order, rule or regulation of any authority having jurisdiction over Gravity.

6.1.4

Gravity represents and warrants to Dream Square that (a) it has obtained and will maintain during the Term all necessary approvals, licenses, permits and/or consents from the Intellectual Property Rights owners of the Licensed Property, to be able to perform its obligations hereunder and will provide all necessary written authorization certification; (b) it has and will have the authority to license the Licensed Property to Dream Square on the terms set out in this Agreement; and (c) the exploitation by the Dream Square hereunder of the Licensed Property, when used in accordance with the terms of this Agreement, will not infringe the rights of any third party, and will not cause any payment responsibility of Dream Square to any other third party in the Territory.

6.1.5	Gravity will ensure any and all royalties or monies received related to the Game are appropriately paid to the Intellectual Property Rights owners of the Licensed Property.

6.1.6

Even if Gravity or the Intellectual Property Rights owner of the Licensed Property or their creditors or any other eligible party files for their liquidation, bankruptcy, reorganization, composition or dissolution, or the creditors have taken over their management, Dream Square’s license granted hereunder by Gravity shall not be affected and shall remain valid during the Term.

6.1.7

Gravity represents and warrants that (i) the Licensed Property is original; (ii) the Licensed Property doesn’t infringe any Intellectual Property Rights of any third party; (iii) Dream Square’s exercise of the license rights granted by Gravity pursuant to this Agreement will not infringe any rights of any third party.

6.2	Representations and Warranties by Dream Square.

6.2.1

Dream Square is a company duly incorporated and validly existing as a company in good standing under the laws of the China, and has the full power and right to lawfully conduct its business, including but not limited to, commercial operation of online games in the Territory.

6.2.2

This Agreement has been duly authorized by Dream Square and when executed and delivered by the Parties, will constitute a valid and legally binding agreement of Dream Square, it is not necessary that this Agreement be filed or recorded with any court or other authority in the China.

6.2.3

Compliance by Dream Square with all of the provisions of this Agreement and the consummation of the transactions contemplated hereby will not (i) result in any violation of the provisions of the constituent documents of or (ii) to the best of Dream Square’s knowledge result in any violation of any statute or any order, rule or regulation of any authority having jurisdiction over Dream Square.

6.2.4	Dream Square represents and warrants that the parts of the Game developed by Dream Square doesn’t infringe any Intellectual Property Rights of any third party.

6.3

Gravity agrees to indemnify and hold harmless for Dream Square from any kind of losses, costs, expenses or liabilities, including actual attorneys’ fees and costs of settlement, resulting from the breach by Gravity of its express warranties provided in Article 6.1 of this Agreement.

6.4

Dream Square agrees to indemnify and hold harmless for Gravity from any kind of losses, costs, expenses or liabilities, including actual attorneys’ fees and costs of settlement, resulting from the breach by Dream Square of its warranties given in this Agreement, including, without limitation that provided in Article 6.2.

ARTICALE 7: LIABILITY

7.1

If a third-party infringement claim arising from the breach of Article 6.1 by Gravity is sustained in a final judgment from which no further appeal is taken or possible, then Gravity will pay or otherwise satisfy any monetary award entered against Dream Square as part of such final judgment, subject to the extent that such award is adjudged in such final judgment to arise from such infringement.

7.2	In case Gravity breaches its represents and warranties stated in Article 6.1.4 or Article 2.1, subject to Article 7.1, Gravity has to indemnify Dream Square all losses, costs, expenses or liabilities.

ARTICLE 8: CONFIDENTIALITY

8.1

All Confidential Information disclosed by either Party under this Agreement shall be maintained in confidence by the receiving Party and shall not be used for any purpose other than explicitly granted under this Agreement. Each Party agrees that it shall provide Confidential Information received from the other Party only to its employees, consultants and advisors who need to know for the performance of this Agreement. The receiving Party shall be responsible for any breach of this Article by its employees, consultants and advisors.

8.2

In the event that any Confidential Information, including but not limited to the source codes of the Game, Technical Information and financial information is disclosed or divulged to any third party who is not authorized to have access to or obtain such Confidential Information under this Agreement, the Parties shall cooperate with each other and exert their best efforts to protect or restore such Confidential Information from such unauthorized disclosure or divulgement.

8.3	The confidential obligation shall not apply, in the event that it can be shown by competent documents that the Confidential Information;

8.3.1	becomes published or generally known to the public before or after the execution of this Agreement without any breach of this Agreement by the receiving Party;

8.3.2	was known by the receiving Party prior to the date of disclosure to the receiving Party;

8.3.3

either before or after the date of disclosure is lawfully disclosed to the receiving Party by a third party who is not under any confidentiality obligation to the disclosing Party for such information;

8.3.4	is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information; or

8.3.5

is required to be disclosed by the receiving Party in accordance with the applicable laws and orders from the government or court; provided that, the receiving Party shall provide prior written notice of such disclosure to the providing Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.

ARTICLE 9: TERM

9.1	This Agreement shall become effective on the Effective Date and shall remain in effect for two (2) years from the Commercial Launch Date (“Term”).

9.2

This Agreement shall automatically extend for One (1) year only for one time unless Dream Square has otherwise expressed demurral in the form of a written notice at least thirty (30) days prior to the end of the Term.

ARTICLE 10: TERMINATION

10.1	This Agreement may be terminated upon a mutual written agreement of the Parties.

10.2

Either Party may terminate this Agreement upon Thirty (30) days prior written notice in the event that the other Party delays to perform any of its obligations hereunder and the breach of which constitutes a material breach of this Agreement and, if capable of remedy, has not remedied such default or failure within Thirty (30)days of receipt of such written notice. In addition, either Party shall remedy its default in or failure of complying with its obligation hereunder within 30 days of receipt of the other Party’s written notice.

10.3

Each Party shall indemnify and hold harmless the other Party as well as their respective officers and employees from any and all claims, actions, liabilities, costs or expenses arising out of or in connection with any default by such Party in the performance of its obligations under this Agreement or due to such Party’s breach of its representations and warranties set forth in this Agreement.

10.4

No termination of this Agreement shall affect the Parties’ rights or obligations that were incurred prior to the termination. The expiration or termination of this Agreement shall not affect the effectiveness of Articles 1,4,8,10.3, 10.4, 10.5, 11 and 13 which shall survive the expiration or termination of this Agreement.

10.5

Except as otherwise provided for this Agreement, upon termination or expiration of this Agreement, all rights granted to Dream Square hereunder shall immediately cease and shall revert to Gravity, and Dream Square shall immediately cease developing, servicing and/or selling of the Game and return to Gravity any and all software, technical documents and other materials or information provided by Gravity to Dream Square under this Agreement. Furthermore, Dream Square shall provide Gravity the source code of the Game after the termination of this Agreement.

10.6

Notwithstanding the foregoing, Dream Square shall be given a period of three (3) months from the date of expiration or termination (“Grace Period”) to deal with, in accordance with the Applicable Laws, any refund, or request to the continuous use of the points, Game’s virtual currency, Items, virtual services or other services in connection with the Game which the End Users purchased but not yet consumed.

ARTICLE 10: LIMITATION OF LIABILITY AND FORCE MAJEURE

11.1

Neither Party shall be liable to the other Party for any indirect, consequential, incidental, punitive or special damages, whether based on breach of contract, tort (including negligence) or otherwise, and whether or not such Party has been advised of the possibility of such damage.

11.2

In the event an act of war, fire, flood, an Act of God, or other occurrence beyond either party’s reasonable control prevents or makes impracticable the performance by such party of its obligations under of this Agreement (a “Force Majeure Event”), then such non-performance by such party shall not be considered a breach of this Agreement and shall be excused, while the conditions of the Force Majeure Event prevail. If such party seeks to excuse or delay performance due to a Force Majeure Event, such party will provide detailed written notice to the other party of the nature and anticipated duration of the delay and shall use reasonable efforts to avoid or overcome the causes affecting performance.

11.3

If the default, delay or failure to perform obligations under this Agreement arising from Force Majeure Event as set forth above in Article 11.2 exceeds sixty (60) days from the initial occurrence, either Party shall have the right to terminate this Agreement with a written notice to the other Party.

ARTICLE 12: SPECIAL PROVISIONS

12.1

The Parties agree that the Original Agreement is terminated as of the Effective Date of this Agreement, and each party has no further obligations, duties or liabilities thereunder, and all the rights and obligations granted by the Original Agreement shall lapse after the Effective Date.

12.2

The Parties agree that Gravity has no need to return the amount of Three hundred thousand United States Dollars (US$300,000) that has received from Dream Square under the Original Agreement, which shall be deemed as the paid-up amount of Minimum Guarantee by Dream Square under Article 5.2(1), and Dream Square shall pay Gravity seven hundred thousand U.S Dollars (US$700,000) actually.

12.3

The Parties agree that the MG which is already paid to Gravity pursuant to relevant provisions stipulated in this Agreement is non-refundable. For the purposes of clarification, a half million U.S. Dollars (US$500,000) shall be due upon Dream Square’s receipt of relevant invoice pursuant to 5.2(2) and Dream Square shall be obligated to pay such a half million U.S. Dollars (US$500,000) even if there is no Commercial Launch, except for this Agreement is early terminated attributable to the fault of Gravity.

ARTICLE 13: GENERAL PROVISIONS

13.1

Unless otherwise agreed hereunder, either Party may not assign, delegate or otherwise transfer in any manner any of its rights, obligations and responsibilities under this Agreement, without prior written consent of the other Party. For the purposes of clarification, Gravity agrees that Dream Square has right to assign all or any part of its rights and obligations under this Agreement to its Affiliates with the prior approval of Gravity.

13.2

It is understood and agreed by the Parties that this Agreement does not create a fiduciary relationship between them, and that nothing in this Agreement is intended to constitute either Party an agent, legal representative, subsidiary, joint venture, employee or servant of the other for any purpose whatsoever.

13.3

If any kind of notices, consents, approvals, or waivers are to be given hereunder, such notices, consents, approvals or waivers shall be in writing, shall be properly addressed to the Party to whom such notice, consent, approval or waiver is directed, and shall be either hand delivered to such Party or sent by certified mail, return receipt requested, or sent by FedEx, DHL or comparable international courier service, or by telephone, facsimile or electronic mail (in either case with written confirmation in any of the other accepted forms of notice) to the following addresses or such addresses as may be furnished by the respective Parties from time to time:

If to Gravity

Attention: Jin Kim / Head of Business Division

Address: 15F Nuritkum Square R&D Tower, 1605

                Sangam-Dong, Mapo-Gu, Seoul, Korea

Tel: 822 2132 7311

Fax: 822 2132 7330

E-Mail: jinkim@gravity.co.kr

If to Dream Square

Attention: Mai Xinrong

Address: 2nd floor, B Building No.2453 Wanhangdu Road, Changning, Shanghai, PRC.

Tel: 86-021-51187990

Fax: 86-021-51555793

E-Mail: maixinrong@thedream.cc

13.4

No course of dealing or delay by a Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power or remedy except as expressly manifested in writing by the Party waiving such right, power or remedy, nor shall the waiver by a Party of any breach by the other Party of any covenant, agreement or provision contained in this Agreement be construed as a waiver of the covenant, agreement or provision itself or any subsequent breach by the other Party of that or any other covenant, agreement or provision contained in this Agreement.

13.5

This Agreement, including all exhibits, addenda and schedules referenced herein and attached hereto, constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof, and supersedes all negotiations, preliminary agreements, the Original Agreement and all prior and contemporaneous discussions and understandings of the Parties in connection with the subject matter hereof.

13.6

If any of the provisions of this Amendment conflicts with any terms and conditions of the Original Agreements, this Amendment shall supersede the provisions stipulated in the Original Agreements with respect to the subject matter herein.

13.7	This Agreement shall be written in English and all disputes on the meaning of this Agreement shall be resolved in accordance with English version of this Agreement.

13.8	This Agreement may be amended only upon the execution of a written agreement between Gravity and Dream Square that makes specific reference to this Agreement.

13.9	This Agreement shall be governed by and construed in accordance with the laws of Singapore.

13.10

Any dispute, controversy or difference arising between the Parties out of or in relation to this Agreement or for the breach thereof shall be resolved exclusively by arbitration in Singapore, in accordance with Arbitration Rules of the Singapore Commercial Arbitration Board and under the laws of Singapore. The award rendered by the arbitrator shall be final and binding upon both Parties concerned. Notwithstanding the foregoing provision, the Parties shall have the right to bring judicial proceedings to obtain preliminary injunctive relief at any time, provided that such preliminary injunctive relief shall be subject to final arbitral decisions.

13.11

If any article, sub-article or other provision of this Agreement or the application of such article, sub-article or provision, is held invalid, then the remainder of the Agreement and the application of such article, sub-article or provision to persons or circumstances other than those with respect to which it is held invalid shall not be affected thereby.

13.12	Headings in this Agreement have been inserted for purpose of convenience only and are not to be used in construing or interpreting this Agreement.

13.13

This Agreement shall be executed in two counterparts, with each copy for each Party, each of which shall be deemed as an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed this Agreement through their duly authorized representatives on the date first set forth above.

Gravity CO. LTD.

By:
Name: Park Hyun Chul
Title: CEO

Shanghai The Dream Network Technology Co., Ltd.

By:

Name:
Title: CEO